SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934

                           DAMEN FINANCIAL CORPORATION
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    235906104
- --------------------------------------------------------------------------------
                                 (CUSIP Number)
                                                            with a copy to:
Jeffrey S. Halis                                          Robert G. Minion, Esq.
500 Park Avenue                                       Lowenstein, Sandler, Kohl,
Fifth Floor                                                Fisher & Boylan, P.A.
New York, New York  10022                                   65 Livingston Avenue
(212) 486-4794                                       Roseland, New Jersey  07068
                                                                   (201 992-8700
- --------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 13, 1996
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Check the following box if a fee is being paid with this statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

         Jeffrey S. Halis ###-##-####

    2)   Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)    Not
         (b)    Applicable

    3)   SEC Use Only

    4)   Source of Funds (See Instructions):  WC; PF

    5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                     Not Applicable

    6)   Citizenship or Place of Organization:

                     United States

         Number of               7) Sole Voting Power:                  192,990*
         Shares Beneficially     8) Shared Voting Power:                       0
         Owned by
         Each Reporting          9) Sole Dispositive Power:             192,990*
           Person With:         10) Shared Dispositive Power:                  0


   11)   Aggregate Amount Beneficially Owned by Each Reporting Person:

              192,990*

   12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                              Not Applicable

   13)   Percent of Class Represented by Amount in Row (11):      5.1%*

   14)   Type of Reporting Person (See Instructions):       IA, IN


* 184,700 shares (4.9%) of Damen Financial Corporation common stock are owned by Tyndall Partners, L.P., a Delaware limited partnership. 8,290 shares (0.2%) of Damen Financial Corporation common stock are owned individually by Jeffrey S. Halis. Pursuant to the Agreement of Limited Partnership of Tyndall Partners, L.P., Jeffrey S. Halis possesses sole voting and investment control over all securities owned by Tyndall Partners, L.P.

Item 1.  Security and Issuer.

         This statement relates to the common stock, par value $.01 per share, of Damen Financial Corporation, whose principal executive offices are located at 200 West Higgins Road, Schaumburg, IL 60195-3788.

Item 2.  Identity and Background.

         The person filing this statement is Jeffrey S. Halis, whose business address is 500 Park Avenue, Fifth Floor, New York, New York 10022. Mr. Halis serves as a general partner of Halo Capital Partners, L.P., a Delaware limited partnership ("Halo"). Halo serves as the sole general partner of Tyndall Partners, L.P., which is a Delaware limited partnership having its principal executive office located at 500 Park Avenue, Fifth Floor, New York, New York 10022. Tyndall Partners, L.P. is engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

     Mr. Halis has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Halis is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     All funds used to purchase shares of common stock of Damen Financial Corporation on behalf of Tyndall Partners, L.P. come directly from the net assets of Tyndall Partners, L.P. All funds used to purchase shares of common stock of Damen Financial Corporation individually by Jeffrey S. Halis come directly from his personal funds.

Item 4. Purpose of Transaction.

     The acquisition of the shares of common stock referred to in Item 5 is solely for investment purposes on behalf of the entities and persons described herein. Jeffrey Halis has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of
Schedule  13D.

Item  5.  Interest  in  Securities  of the  Issuer.

     Based upon information provided by management of Damen Financial Corporation, as of July 30, 1996 there were issued and outstanding 3,750,278 shares of common stock of Damen Financial Corporation. As of August 13, 1996, Tyndall Partners, L.P. owned 184,700 of such shares, or 4.9% of those outstanding, and Jeffrey S. Halis individually owned 8,290 of such shares, or 0.2% of those outstanding. Jeffrey Halis possesses sole power to vote and direct the disposition of all shares of common stock of Damen Financial Corporation owned by Tyndall Partners, L.P. and individually by him. The following table details the transactions by each of Tyndall Partners, L.P. and Jeffrey S. Halis individually in shares of common stock of Damen Financial Corporation during the past sixty days:

                            A. Tyndall Partners, L.P.

      Date                         Quantity                                Price

                                 (Purchases)

    June 27, 1996                   4,000                                 $11.31
    July 2, 1996                    4,000                                 $11.31
    August 6, 1996                 17,500                                 $11.43
    August 7, 1996                 12,000                                 $11.43
    August 13, 1996                 6,000                                 $11.31

                                   (Sales)

                                     NONE

                               B. Jeffrey S. Halis

     Date                          Quantity                                Price

                                 (Purchases)

                                     NONE

                                    (Sales)

                                     NONE




Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         No contracts, arrangements, understandings or similar relationships exist with respect to the shares of common stock of Damen Financial Corporation between Jeffrey S. Halis and any person or entity.

Item 7.           Material to be Filed as Exhibits.
                  Not applicable.


                                    Signature

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                       August 30, 1996


                                     /s/ Jeffrey S. Halis
                                     ____________________________
                                     Jeffrey S.  Halis, individually and as  a
                                     general partner of  Halo Capital  Partners,
                                     L.P., the general partner of Tyndall
                                     Partners, L.P.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).